CENTENNIAL GROWTH EQUITIES, INC.

9221 East Baseline Road, Suite 109-435

Mesa, Arizona 85209

(303) 730-7939

 December 29, 2020

VIA EDGAR SUBMISSION

Mr. Jay Ingram, Legal Branch Chief

Securities Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street N.E.

Washington, D.C. 20549

Re:	Centennial Growth Equities, Inc. Form RW: Request for Withdrawal of Registration Statement on Form 10-12B Filed on December 3, 2020 File No. 001-39762

Dear Mr. Ingram:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Centennial Growth Equities, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form 10-12B (File No 001-39762) and exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was filed with the Commission on December 3, 2020.

The Registration Statement was filed erroneously on Form 10-12B instead of on Form 10-12G. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement on Form 10-12B, effective as of the date first set forth above or at the earliest practicable date hereafter. The Registration Statement has not yet become effective and no securities have been sold in connection therewith.

If you have any questions regarding this application for withdrawal, please contact our legal counsel, William B. Barnett, Esq., at (818) 424-6567.

Sincerely,

/s/ Phillip E. Ray

Chairman and President

Cc: Ms. Sherry Haywood, Staff Attorney

Mr. Martin James, Senior Advisor

Ms. Effie Simpson, Staff Accountant